UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 8-A/A
                      (Amendment No. 2)

      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                Florida Rock Industries, Inc.
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    Exact name of registrant as specified in its charter)


          Florida                                    59-0573002
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(State of Incorporation or Organization) (IRS Employer Identification No.)

155 East 21st Street, Jacksonville, Florida            32206
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(Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to section 12(b) of the
Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered
----------------------------       ---------------------------------
Preferred Share Purchase Rights     New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: Not Applicable (if applicable)


Securities to be registered pursuant to Section 12(g) of the
Act:

                            None
          --------------------------------------------------
                        Title of Class

Preliminary Note: On May 6, 1999, Florida Rock Industries, Inc. (the "Company"), registered its preferred share purchase rights with the Securities and Exchange Commission, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. This Amendment No. 2 on Form 8-A amends and restates the Company's description of its rights as a result of a 3-for-2 stock split in the form of a dividend to holders of common stock as of June 15, 2005.

       INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item  1.      Description of Registrant's Securities  to  be
Registered.

Introduction

      On May 5, 1999, the Board of Directors of Florida Rock Industries, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share, of the Company (the "Common Shares"). The dividend was paid on June 11, 1999 (the "Record Date") to the shareholders of record on that date. Upon payment of the dividend, the Rights attached to all common stock certificates representing Common Shares then outstanding, and no separate Rights Certificates (as defined below) were distributed. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and Wachovia Corporation (formerly known as First Union National Bank) as Rights Agent (the "Rights Agent").

Stock Splits and Purchase Price

      The Company's Board of Directors declared a 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of August 31, 2001 to record holders of Common Shares as of August 15, 2001 (the "2001 Stock Split"). Prior to the 2001 Stock Split, each Right entitled the registered holder to purchase from the Company one-one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.10 per share (the "Preferred Shares), at a price of $145 per one-one-hundredth of a Preferred Share, subject to adjustment. Upon payment of the 2001 Stock Split, each outstanding Common Share became associated with two-thirds of a Right, and two-thirds of a Right was attached to each Common Share issued in connection with the 2001 Stock Split.

      The Company's Board of Directors subsequently declared a second 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of January 9, 2004 to record holders of Common Shares as of January 2, 2004 (the "2004 Stock Split"). Upon payment of the 2004 Stock Split, each outstanding Common Share became associated with four-ninths of a Right, and four-ninths of a Right was attached to each Common Share issued in connection with the 2004 Stock Split.

     The Company's Board of Directors subsequently declared a third 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of July 1, 2005 to record holders of Common Shares as of June 15, 2005 (the "2005 Stock
Split").   Upon  payment  of  the  2005  Stock  Split,  each
outstanding Common Share became associated with eight twenty-sevenths of a Right, and eight twenty-sevenths of a Right was attached to each Common Share issued in connection with the 2005 Stock Split.

     Each four-ninth of a Right represents the right to purchase eight twenty-seven hundredths (8/2700ths) of a Preferred Share at a price of $42.96 per eight twenty-seven hundredths (8/2700ths) of a Preferred Share. Thereafter, until the Distribution Date, the Company will issue eight twenty-seven hundredths (8/2700ths) of a Right with each Common Share that will become outstanding.

Flip-In

      In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares other than any person or group of affiliated or associated persons who were beneficial owners, individually or collectively, of 15% or more of the Company's Common Shares outstanding on May 4, 1999 (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of Common Shares having a value equal to the Purchase Price.

Flip-Over

      If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the issuer which at the time of such transaction will have a market value of two times the exercise price of the Right. In lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of shares of common stock of the issuer having a value equal to the Purchase Price.

Distribution Date

     The Distribution Date is the earlier of:

      (i) The close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

      (ii) The close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company, if the Distribution Date shall have previously occurred) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

Transfer and Detachment

      Until  the  Distribution  Date,  the  Rights  will  be
evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability

      The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2009 (the
"Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of fractions of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Share will be issued (other than fractions which are integral multiples of one-one-hundredth of a Preferred Shares, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Share on the last trading day prior to the date of exercise.

Preferred Shares

      Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to, if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Share will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.
These   rights   are  protected  by  customary  antidilution
provisions.

      The value of the fractional interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Share dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange

      At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share per one Right to one-one-hundredth of a Preferred Share (subject to adjustment).

Redemption

      At any time prior to the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments

      The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

Rights and Holders

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information

      A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is hereby incorporated herein by reference.

Item 2    Exhibits.

Exhibit    Description
No.

4.1 Rights Agreement, dated as of May 5, 1999 between the Company and First Union National Bank which includes the form of Articles of Amendment setting forth the terms of the Series A Preferred Stock as Exhibit A, Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to the Form 8-A filed by the Company on May 6, 1999).


                         SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                              FLORIDA ROCK INDUSTRIES, INC.
                              (Registrant)

                              By: /s/ John D. Milton, Jr.
                                 -------------------------
                              Name: John D. Milton, Jr.
                              Title: Vice President, Treasurer
                                     and CFO

Dated: August 3, 2005